

New York Stock Exchange
11 Wall Street
New York, NY 10005

October 27, 2020

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of Atlas Crest Investment Corp., under the Exchange Act of 1934.

- Units, each consisting of one Class A common stock, $.0001 par value, and one-third of one redeemable warrant

- Class A common stock included as part of the units

- Redeemable warrants included as part of the units, each whole warrant exercisable for one Class A common stock at an exercise price of $11.50

Sincerely,

